1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

June 12, 2012

Via Federal Express and EDGAR

Ms. Folake Ayoola

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Property Partners L.P.
Registration Statement on Form 20-F
Filed April 12, 2012
File No. 001-35505

Dear Ms. Ayoola:

On behalf of our client, Brookfield Property Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of May 11, 2012 (the “Comment Letter”) to Steven Douglas with respect to the Company’s Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four marked copies of Amendment No. 1 showing changes against the Registration Statement. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 1. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The following are the Company’s responses to the Comment Letter:

Form 20-F

General

1.	Please limit the amount of cross-references you use, especially if you are referring the reader to multiple pages of text for the information needed to respond to the question asked. For example, please provide in Items 5.D, 6.D and 8.B concise, focused discussions in response to the information requested for these items in Form 20-F rather than referring the reader to another part of the prospectus.

Response.

The Company has revised the disclosure throughout to limit the number of cross-references.

2.	We note your disclosure on page 3 that your “same store analysis” compares the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions, one-time items and foreign exchange. We also note the disclosure on page 60 that you evaluate the performance of management using a “same store analysis.” Please clarify whether NOI is solely presented on a same-store basis and tell us what types of “one-time items” are factored in. We may have further comments.

Response.

The Company has revised the disclosure on pages 3 and 66 to clarify the definition of NOI.

3.	We note your references on page 43 and 45 to Appendix A to the Form 20-F. We are unable to locate this appendix. Please revise your disclosure to include such appendix or advise.

Response.

The Company has revised the disclosure on pages 46 and 50 to remove references to Appendix A.

4.	You disclose on page 7 that the Property Partnership, the Holding Entities and your operating entities are legally distinct from your company and some of them are restricted in their ability to pay dividends and distributions or otherwise make funds available to your company pursuant to local law, regulatory requirements and their contractual agreements. Please tell us what consideration you gave to the amount of your restricted net assets and how you complied with the requirements of Rule 5-04 of Regulation S-X for Schedule I. Please also tell us how your footnote disclosures comply with paragraph 41(d) of IAS 27 and paragraph 37(f) of IAS 28.

Response.

The Company has revised the disclosure on page 8.

The Company determined that as of December 31, 2011, the restricted net assets of its consolidated subsidiaries were less than 25% of consolidated net assets and, accordingly, the Company is not required to prepare Schedule 1 under the requirements of Rule 5-04 of Regulation S-X.

The Company advises the Staff that it has determined that there are no significant restrictions on the ability of subsidiaries and associates included in the Commercial Property Operations of Brookfield Asset Management to transfer funds to the Company in the form of cash dividends or to repay loans or advances that require disclosure under paragraph 41(d) of IAS 27 and paragraph 37(f) of IAS 28.

Overview of our Business, page 37

5.	We note your disclosure on page 38 where you state that you hold interests in an 18 million square foot office development pipeline and a $350 million retail redevelopment pipeline. Here and elsewhere, where you have similar disclosure, please revise your disclosure to provide the anticipated completion date, costs incurred to date and budgeted costs. In addition, please clarify if this development pipeline includes the five development projects referenced on page 64. For completed developments, please disclose development costs per square foot.

Response.

The Company has revised the disclosure on pages 49 and 53 and elsewhere to provide additional detail with respect to its development and redevelopment pipelines.

Competitive Strengths, pages 39 – 40

6.	We note that you intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $1.00 per unit on an annualized basis, which initially represents an estimated dividend yield of approximately 4% of IFRS Value. We also note that you will target an initial pay-out ratio of approximately 80% of FFO. With a view toward disclosure, please provide us with the basis for your dividend projection to support how you determined that you have sufficient cash available to pay the dividend. Also, revise to balance your disclosure to state that any distributions are not guaranteed and describe the risks that could impact such distributions.

Response.

The Company advises the Staff that it has established the initial distribution level, and the targeted distribution growth rate, based on its projections for the amount of FFO that will be generated by the Company in the short to medium term. The projections were generated through analyzing the total underlying operating cashflows of all the investments held in the Company considering in- place revenue streams and capital investment plans. The Company’s entitlement to the underlying cashflows in the operating entities were then weighed against reinvestment opportunities within those entities to determine the appropriate balance between distributions and reinvestment and the most appropriate allocation of capital and financing to maximize risk adjusted returns.

The Company is not a passive investor and typically holds positions of control or influence over assets in which it invests, enabling it to influence the distributions from those assets. In cases where potential operating cashflow distributions are deferred in the operating platforms in favor of reinvestment, distributions from the operating entities may be less than the Company’s entitlement, requiring the Company to finance, in the short term, payment of its distributions to facilitate reinvestment.

To finance this reinvestment and maintain distributions at a level reflective of the underlying total operating cashflow, there are a number of alternatives to maintain the Company’s distribution level that are described in further detail in the Registration Statement, including (a) using borrowings under the $500 million credit facility the Company expects to enter into with Brookfield prior to the completion of the spin-off and any other credit facility that the Company may enter into in the future, (b) the General Partner of the Property Partnership electing to accrue and/or waive distributions to be made in respect of the Redemption Exchange Units of the Property Partnership that are to be held by Brookfield in accordance with the Property Partnership’s limited partnership agreement, (c) the payment of all or a portion of the fees owed to the Managers pursuant to the Management Services Agreement through the issuance of units of the Company and/or limited partnership units of the Property Partnership, (d) the payment of any equity enhancement distributions to the Property Partnership’s general partner through the issuance of Redemption Exchange Units, and (e) utilizing capital returned from the Company’s diversified asset base where reinvestment opportunities are determined to be less attractive.

The Company has revised the disclosure on page 42 to state that distributions are not guaranteed and to describe the risks that could impact distributions.

Development of Our Business, page 40

7.	We note your disclosure on page 41 regarding the estimated compound annual return (IRR) of approximately 15.4% from 1989 through December 31, 2011. We further note this IRR was determined using the value of Brookfield’s investments in commercial property as of December 31, 2011 “(which includes valuations of unrealized investments that are based on assumptions management believes are reasonable), compared to the aggregate equity investments made in such commercial property and includes all net proceeds generated by these investments.” Please more specifically tell us how you calculated this amount, clarify whether this amount reflects any management fees and describe the assumptions management believes are reasonable.

Response.

The Company advises the Staff that Brookfield has invested $17.3 billion into commercial property since 1989 on its own behalf and on behalf of the entities it manages (for example, funds). The compound annual return of 15.4% through December 31, 2011 has been calculated as the composite of internal rates of return for its investments, or IRR, that equates the present value of all cash outflows with the cash inflows. The IRR takes into account:

•	Cash outflows: Initial equity investment including deal related costs, subsequent follow-on investments, and significant capital expenditures.

•

Cash inflows: Net proceeds that have been realized from the investment over time, which includes net rental income/losses and proceeds from assets sales (for realized or partially realized investments) less associated operating, financing and other costs (for example, maintenance and repairs).

•	Valuations of unrealized investments as of December 31, 2011, which reflect the fair values of each investment at that date.

•

Foreign exchange: When determining cash flows for transactions denominated in foreign currencies (i.e. other than US Dollars), the exchange rate which prevailed on the date the transaction took place has been used. Unrealized values denominated in foreign currencies have been converted at the period-end (i.e. December 31, 2011) rate.

The Company has revised the disclosure on page 43 to describe the relevance of management fees in calculating IRR and to describe the assumptions used by management in preparing such calculation.

Operating Platforms, page 42

8.	We note the chart on page 43 referencing the “In-place Market Net Rent” and “Our In-place Net Rent.” Please explain how you calculate each of these amounts and whether “Our In-place Net Rent” accounts for tenant concessions or abatements and quantify such amounts. In addition, please explain why you have excluded office assets held within your opportunistic investment platform and quantify the portion of your office assets that such opportunistic investments represent.

Response.

The Company has revised the disclosure to change the term “Our In-place Net Rent” to “Average In-place Net Rent” for the office segment and “Average In-Place Rents” for the retail segment on pages 46 and 75 and elsewhere where there is similar disclosure. Average In-place Net Rent for our office segment is calculated as the annualized cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortization of free rent periods. Average In-Place Rent, for our retail segment, is calculated on a cash basis and consists of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In addition, the Company has revised its disclosure to include tenant improvements and leasing cost, per square foot, related to the office leasing activity for the period presented (pages 76 and 90) and tenant allowances for the retail leasing activity for the period presented (pages 79 and 93).

The Company advises the Staff that, as indicated in the footnotes within the chart on page 46, the Company’s opportunistic investment platform is excluded. The opportunistic investments predominantly consist of interests in distressed and under-performing real estate assets. As such, Average In-place Net Rents of the opportunistic investments are not necessarily indicative of their performance, and are not comparable to either the Company’s core office assets’ Average In-place Net Rent or Market Net Rents. In addition, as of March 31, 2012 the total office assets within the opportunistic investments platform (approximately $200 million) represents 1.6% of the Company’s total IFRS Value and 3.0% of the Company’s total office IFRS Value and therefore are not material to an understanding of the Company’s office assets.

9.	We note your statement on page 1 that all operating and statistical information is presented as if you own 100% of each property in your portfolio. We also note the disclosure in the tables regarding your proportionate interest in the assets before considering minority interests and your proportionate interest in those assets net of minority interests. Please revise throughout to clarify, if true, that the proportionate interests net of minority interests represents your economic interests in the properties and explain the relevance of the proportionate interest in the assets before considering the minority interests.

Response.

The Company has revised the disclosure on pages 46 and 52 to address the relevance of presenting property information (i) as if the Company owns 100% of the underlying property, (ii) on a proportionate basis and (iii) on a proportionate basis net of minority interests.

10.	Please revise the lease expiration tables on page 44 and page 47 to include the number of tenants whose leases will expire, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases.

Response.

The Company discloses the lease expiry profile of its office segment on page 49 and retail segment on page 53 on a square footage basis. The Company advises the Staff that it manages its leasing and monitors expiries based on square footage rather than number of tenants as its properties can generally be subdivided to accommodate a varying number of tenants. Therefore the Company believes that square footage provides a more meaningful metric for investors to understand our office and retail platforms.

The Company advises the staff that, due to differences in the contractual terms of leases between the office and retail segments, it focuses on a different rental measure in each segment. In the office segment, the Company manages on the basis of net rents (“In-place Net Rents”) as the leases in this segment typically include base year costs and provide for escalation over the term of the leases. In the retail segment, due to the nature of the retail business, the lease terms are more varied, including a mix of gross leases and net leases. Accordingly, the Company manages the retail segment on the basis of gross rents (“In-place Rents”) as it provides the most directly comparable measure across the retail lease portfolio. The Company has revised its disclosures to reference In-place Net Rents in its analysis of the office segment and In-place Rents in its analysis of the retail segment, and has defined these terms on pages 76 and 79, respectively.

The Company has revised the disclosure to include the In-place Net Rent and In-place Rent for future office and retail lease expiries grouped by market on pages 49 and 53, respectively. The Company notes that the current office and retail Market Rents grouped by market on the same basis as the lease expiry profile are included in the tables on pages 75 and 79, respectively.

Multi-Family and Industrial Platform, page 48

11.	Please revise this section to provide property operating data, as applicable, such as occupancy rate, average effective annual rent per square foot, list of major tenants, lease expiration schedule and other rental information, for the 11,900 multi-family units and the several industrial properties in the United States consisting of approximately 2 million square feet of industrial space.

Response.

The Company’s Multi-Family and Industrial platform is an expanding platform that consists of interests in Multi-Family and Industrial properties held in various investment funds in which Brookfield participates.

With respect to the Multi-Family properties within the platform, the Company advises the Staff that information on major tenants and lease expiration schedules are generally not relevant for this asset class given the nature of the tenancies (i.e., individuals or family units that each occupies an inconsequential amount of space). The Company further advises the Staff that at March 31, 2012 the IFRS Value for the Multi-Family and Industrial platform was $139 million as compared to the Company’s total IFRS Value of $12,575 million. Given the relative size of the Multi-Family and Industrial platform in the context of the Company’s total portfolio and the fact that assets in this platform are largely held within funds and, in many cases, managed by entities not included in the carve-out commercial operations, to date the operating data is of limited relevance in evaluating the overall performance of the Company.

In future periodic reports, to the extent material, the Company will expand its reports to include additional operating information for the Multi-Family and Industrial platform.

Opportunistic Investment Platform, page 49

12.	Please revise this section to disclose the amount invested in each of these assets, including distressed and underperforming real estate assets and businesses and commercial real estate mortgages and mezzanine loans. Also, please tell us what assets are included in the “other real estate assets” referenced on page 49.

Response.

The Company has revised the disclosure on page 55 to include the amount invested in each of the assets.

The Company advises the Staff that as of March 31, 2012, ‘other real estate assets’ principally consist of an interest in the Howard Hughes Corporation with an IFRS Value of $85 million and a commercial development in Brazil with an IFRS Value of $47 million. The Howard Hughes Corporation interest is included in the carve-out financial statements as it is part of the business comprising the commercial property operations of Brookfield Asset Management. However, subsequent to filing the Registration Statement, the Company determined the interest in Howard Hughes Corporation will not be included in the assets acquired by the Company in connection with the reorganization and, accordingly, has been adjusted for in the revised unaudited pro forma financial statements.

13.	Please tell us how you evaluate the credit quality of the assets and revise your disclosure to provide the credit quality of the assets.

Response.

The Company advises the Staff that, in evaluating the credit quality of the assets in its opportunistic investment platform, the Company does not group the loan portfolio by credit quality indicators based on the likelihood of loss because each loan is evaluated for potential impairment, at a minimum on a quarterly basis, through continually monitoring and performing a comprehensive review of the collateral properties underlying each individual loan. The review involves, but is not limited to, a detailed analysis of recent property operating statements in addition to rent rolls and other occupancy reports obtained from borrowers or loan services. Further, the Company typically communicates directly with third party sale, leasing or financing brokers to gather the latest information on local markets and current market trends. By reviewing this information the Company is able to make an informed assessment regarding the expected future performance of underlying collateral properties and therefore reach a conclusion about the credit quality and levels of risk associated with existing investments.

The Company has revised its disclosure on page 81 to include the additional information on its approach to managing credit risk.

14.	Please revise your disclosure to provide the interest rate type and the asset duration, as applicable.

Response.

The Company has revised its disclosure on page 81 relating to its Opportunistic Investment Platform to include the interest rate types and the asset duration, where applicable.

Organizational Structure, page 54

15.	We note the organizational chart on page 54 is a simplified summary of your organizational structure. Please revise your disclosure to:

(i) briefly explain how the chart is simplified;

(ii) identify the holding entities, including the holding entity in which Brookfield holds $1.5 billion of redeemable securities;

(iii) provide the voting interests held in the entities;

(iv) describe the limited partnership units held by Brookfield which are redeemable for cash or exchangeable for units in accordance with the Redemption-Exchange Mechanism; and

(v) explain the cases in which the ownership percentages are presented as a range.

Response.

i)	In response to the Staff’s comment, the Company has revised the disclosure on page 60;

ii)	The Company advises the Staff that the Holding Entities have not yet been formed, including the Holding Entity in which Brookfield holds $750 million of redeemable securities. Once they are formed the Company will revise the chart on page 60 to include such information in subsequent amendments to the Registration Statement;

iii)	The Company has revised the disclosure on page 60 to provide the voting interests held in the entities;

iv)	In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement with respect to the Redemption-Exchange Units where applicable; and

v)	The Company advises the Staff that ownership percentages are presented in a range where the Company’s ownership in the assets are through various interests in Brookfield sponsored funds. For example, Opportunity Funds is presented with a range of 29%-82%, which reflects the Company’s 29% interest in Brookfield Real Estate Opportunity Funds US II and its 82% interest in Brookfield Real Estate Opportunity Funds Canada I. The Company has investments in other Brookfield sponsored funds that fall within the range disclosed. The Company has revised the disclosure on pages 61 and 63 to explain the ranges.

16.	We note that Brookfield holds $1.5 billion of redeemable preferred shares of one of your holding entities, which it received as partial consideration for causing the Property Partnership to acquire substantially all of Brookfield Asset Management’s commercial property operations. Please revise to describe in more detail the business transaction and spin-off, including total number of shares to be issued and total consideration received by Brookfield in exchange for its commercial property operations. Please describe, if true, how that Brookfield retains 90% of the ownership interests in the Holding Entities and Operating Entities through limited partnership units that are redeemable for cash or exchangeable for units in accordance with the Redemption-Exchange Mechanism and more specifically describe the Redemption-Exchange Mechanism.

Response.

In response to the Staff comment, the Company has revised the disclosure on page 37 and elsewhere.

Performance Measures, page 60

17.	We note your disclosure of FFO. Please clarify if your FFO measure is consistent with the NAREIT definition or if it is consistent with “EPRA Earnings” measure. Identify the differences, if any. We may have further comments.

Response.

The Company has revised the disclosure to amend its definition of FFO on pages 3 and 67 to clarify how its definition of FFO compares with the NAREIT FFO definition.

Outlook, page 63

18.	For each of the segments (as applicable), please revise your disclosure here or elsewhere in the document to discuss your leasing activities, including a discussion of the volume of new or renewed leases, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions.

Response.

The Company has revised the disclosure to include the office and retail leasing activity for the year ended December 31, 2011 on page 89 and page 93, respectively. The Company has also disclosed the total cost per square foot of tenant improvements and leasing commissions related to its office leasing activity on page 76 and total tenant allowances related to its retail leasing activity on page 79 for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively.

With respect to the Multi-Family properties within the Multi-Family and Industrial platform, the Company notes that information on leasing activity schedules are generally not material for this asset class given the nature of the tenancies (i.e. individuals and family units that each occupies an inconsequential amount of space). Further, the Company notes that at March 31, 2012 the IFRS Value for the Multi-Family and Industrial platform was $139 million compared to the Company’s total IFRS Value of $12,575 million. Given the relative size of the platform in the context of the Company’s total portfolio and the fact that Multi-Family and Industrial assets in the platform are largely held within funds and, in many cases, managed by entities not included in the carve-out commercial operations, to date the operating data is of limited relevance in evaluating the overall performance of the segment.

The Company notes that opportunistic investments predominantly consist of interests in distressed and under-performing real estate assets. As such, information on leasing activity schedules of the opportunistic investments are not necessarily indicative of their performance. In addition, as of March 31, 2012 the total office assets within the opportunistic investments platform (approximately $200 million) represents 1.6% of the Company’s total IFRS Value and 3.0% of the Company’s total office IFRS Value and therefore are not material to an understanding of the Company’s office assets.

In future periodic reports, to the extent material, the Company will expand its reports to include additional operating statistics.

19.	For each of the segments (as applicable), please revise your disclosure to discuss the relationship between market rents and expiring rents for leases expiring in 2012.

Response.

The Company has revised the disclosure to include the office and retail leasing activity for the year ended December 31, 2011 on page 89 and page 93, respectively. This schedule details, on a regional basis among other things, the expiring net rent, the year one leasing net rent and the Average In-place Net Rent for all leases expiring and leases signed during 2011 for our office segment and expiring rent, the year one leasing rent and the Average In-Place Rent for all leases expiring and leases signed during 2011 for our retail segment. The Company believes that these metrics provide for the best understanding of the strength of a particular market and the applicable market rents.

The Company has also revised the disclosure to include the In-place Net Rent for future office and In-Place Rent for future retail lease expiries grouped by market on pages 49 and 53, respectively. The Company notes that the current office Market Net Rents and retail Market Rents are grouped by market on the same basis as the lease expiry profile are included in the tables on pages 75 and 79, respectively. Given that at March 31, 2012 the IFRS Value for the Multi-Family and Industrial platform was $139 million compared to the Company’s total IFRS Value of $12,575 million, the Company does not currently provide operating statistics for the Multi-family and Industrial platform.

The opportunistic investments predominantly consist of interests in distressed and under-performing real estate assets. As such, In-place Rent or the opportunistic investments are not necessarily indicative of their performance. In addition, as of March 31, 2012 the total office assets within the opportunistic investments platform (approximately $200 million) represent 1.6% of the Company’s total IFRS Value and 3.0% of the Company’s total office IFRS Value and therefore are not material to an understanding of the Company’s office assets.

In future periodic reports, to the extent material, the Company will expand its reports to include additional operating statistics.

20.	We note your table on page 69 where you disclose historical occupancy rates. Please revise your disclosure to provide historical same store occupancy.

Response.

The Company has revised the disclosure in the table detailing key leasing metrics on page 89 and elsewhere where there is similar disclosure to include a column that presents the historical same store occupancy rates.

Liquidity and Capital Resources, page 77

21.	We note your disclosure on page 77 regarding the various sources of cash flows of your operating entities that supplement your liquidity. In particular, we note the table at the bottom of the page and the contributions from parent company. We further note the disclosure on page F-8 regarding contributions from parent company and distributions from parent company. Please revise page 77 to reconcile this disclosure or advise.

Response.

The Company revised the disclosure to clarify that the contributions from the parent company of $965 million disclosed on page 113 consists of items presented as “contributions from the parent company” of $307 million and “loan receivable from the parent company, collected” of $658 million in the carve-out statement of cash flows on page F-8. In future periodic reports the Company intends to disclose the two items separately.

Critical Accounting Policies, Estimates and Judgments, page 84

Investment Properties, page 85

22.	Please expand your disclosure to discuss how you determine the extent to which you utilize valuations of operating properties and development properties prepared by qualified external valuation professionals; address how you determine the properties selected for appraisals and how often each property gets an appraisal.

Response.

The Company advises the Staff that it discloses in “Use of Estimates, Investment Property” on page 106 that its policy is to measure its operating properties and development properties using valuations prepared by management. As disclosed in Note 5 to the carve-out financial statements and further discussed in response to comment 32 below, the Company considers valuations prepared by qualified external valuation professionals in arriving at its own conclusion on value; however, the external valuations do not form the basis for the Company’s reported values. The Company further advises the Staff that these external valuations are generally prepared on behalf of lenders in connection with financing transactions or pursuant to contracts with co-investors in certain properties, rather than for financial reporting purposes, and are not necessarily prepared as of the balance sheet date.

The Company has revised the disclosure on page 106 to clarify that the principal purpose of the valuations it obtains from qualified external valuation professionals are not for financial reporting purposes and to state that the Company’s reported valuations consider but are not based on those valuations.

23.	We note that you record commercial developments at fair value. Please tell us how you determined that fair value for properties under construction is reliably determinable. Reference is made to paragraph 53 of IAS 40.

Response.

The Company advises the Staff that paragraph 53 of IAS 40 indicates that there is a rebuttable presumption that an entity can reliably determine the fair value of an investment property on a continuing basis. The paragraph goes on to state that the exceptional cases where there is clear evidence that the fair value of the investment property is not reliably determinable on a continuing basis arise when, and only when, comparable market transactions are infrequent and alternative reliable estimates of fair value (for example, based on discounted cash flow projections), are not available.

As disclosed on page 104, the Company measures fair values of active developments using a discounted cash flow model, net of costs to complete, and development sites in the planning phases are measured using comparable market values for similar assets. The Company advises the Staff that it has not encountered any of the exceptional cases that would cause the rebuttable presumption established by paragraph 53 of IAS 40 not to be applicable.

Reconciliation of Performance Measures to IFRS Measures, pages 89 – 91

24.	We note you have provided a full condensed proportionate balance sheet and income statement as if your equity method investments were proportionately consolidated. This appears to be a Non-IFRS presentation. Please clarify your consideration of Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-IFRS Financial Measures which prohibits full non-IFRS financial statement presentation based on the premise of placing undue prominence to the non-IFRS information.

Response.

The Company advises the Staff that it views the proportionately consolidated financial statements as relevant in demonstrating the Company’s ability to manage the underlying economics of the related investments, including financial performance and cash flows. This presentation also depicts the extent to which its underlying assets are leveraged, which is an important component of risk management and enhancing shareholder return.

This presentation also is consistent with supplemental information that real estate operating companies commonly provide to their shareholders.

Additionally, the Company notes that the referenced disclosure does not represent full non-IFRS financial statement presentation as contemplated by Question 102.10, but rather condensed financial information.

Commercial Property Operations of Brookfield Asset Management, Inc.

25.	We note from disclosures on page 42, that in the first quarter of 2012, Brookfield announced a joint venture with an industrial partner to acquire, develop and manage industrial property. Please clarify whether any probable acquisitions have been identified for the company as a whole. To the extent there are probable acquisitions, please tell us your consideration of the additional financial statement requirements of Regulation S-X.

Response.

The Company advises the Staff that it has applied the significance tests based on the requirements of Regulation S-X 3-05 to probable acquisitions. None of the probable acquisitions were determined to be significant based on the carve-out financial statements as of and for the year ended December 31, 2011. As a result, no additional financial statements were determined to be required in the Registration Statement.

Note 2 – Significant Accounting Policies

(a) Basis of Presentation, page F-9

26.	We note that certain resources are centralized by Brookfield and fees for access have been charged to the respective subsidiaries. Please further disclose the allocation method used for these fees and management’s assertion that the method used is reasonable. Also, disclose management’s estimate of what the expenses would have been on a stand-alone basis for each year when such basis produced materially different results.

Response.

The principal operating entities of the Business generally maintain their own independent management and infrastructure and, in many cases, are accountable to third-party shareholders and investors in the entity. The fees charged for those resources that are centralized by Brookfield are pursuant to existing agreements between Brookfield and the operating entities and do not represent an allocation of corporate level costs prepared for the purposes of the carve-out financial statements. Fees are determined based on the relative usage of such resources by the operating entity based on contractually specified measures appropriate to the type of resources or services being provided, for example, employee headcount or number of transactions processed. The fees paid by the operating entities of the Business to Brookfield for such resources are not material in any of periods included in the carve-out financial statements and are not materially different from the costs that would have been incurred by the Business on a stand-alone basis.

(b) Investment Properties, page F-10

27.	Please clarify whether classification of investment property is difficult and subject to significant judgment. Reference is made to paragraphs 7 – 13 of IAS 40. To the extent it is difficult please revise your policy to disclose the criteria you use to distinguish investment property from owner-occupied property and from property held for sale in the ordinary course of business. Reference is made to paragraph 75(c) of IAS 40.

Response.

The Company advises the Staff that the classification of investment property has not been determined to be difficult as contemplated by paragraph 14 of IAS 40. Consistent with this, the Company has not identified the classification of investment properties as a matter of critical judgment in applying its accounting policies that requires disclosure. Based on the nature of the properties in its portfolio, the Company further advises the Staff that application of the guidance in paragraphs 7 – 13 of IAS 40 to identify investment properties does not involve significant judgment.

The Company notes that certain properties comprise a portion that is investment property and a portion that is owner-occupied property. Further, the Company advises the Staff that the extent of judgment involved in identifying the owner-occupied property is not significant and the carrying amount of the owner-occupied property is not significant.

(l) Business Combinations, page F-14

28.	Please expand your policy to specifically address how you account for intangible assets acquired as a part of your acquisitions.

Response.

The Company advises the Staff that any intangible assets acquired as part of its acquisitions are not material. In future periodic reports, to the extent material, the Company will expand its policy to specifically address how it accounts for intangible assets acquired as part of any future acquisitions.

Note 5 – Investment Properties, page F-19

29.	Please tell us the portion of capitalized costs related to salaries and benefits. To the extent significant, please revise to separately disclose and discuss significant fluctuations from year to year.

Response.

As disclosed in Note 5 to the carve-out financial statements, in 2011, the Business capitalized a total of $341 million (2010 - $198 million) of costs related to property developments, including $251 million (2010 - $135 million) of construction and related costs and $90 million (2010 - $63 million) of capitalized borrowing costs. The Company advises that the portion of construction and related costs related to salaries and benefits is not significant. In future periodic reports, to the extent material, the Company will separately disclose the salaries and benefits included in construction and related costs.

30.	Please expand the disclosure in the table to separately disclose additions resulting from acquisitions and those resulting from subsequent expenditure. Reference is made to paragraph 76(a) of IAS 40.

Response.

The Company advises the Staff that substantially all of the operating properties additions of $6,424 million for 2011 (2010 - $1,266 million) included in the table in Note 5 to the carve-out financial statements relates to property acquisitions and investments. It does not include any significant amount of capital expenditures and initial direct leasing costs. Additions to commercial properties resulting from subsequent expenditures are reflected in capitalized construction costs.

In future periodic reports, to the extent material, the Company will amend its disclosure to clarify the additions resulting from subsequent expenditures. Specifically, the Company will change the caption in the referenced table from additions to acquisitions, and separately present capital expenditures and initial direct leasing costs.

31.	Please disclose the contractual obligations to purchase, construct or develop investment property or for repairs, maintenance or enhances. Reference is made to paragraph 75(h) of IAS 40.

Response.

The Company advises the Staff that it determined that the amount of its contractual obligations to purchase, construct or develop investment property or for repairs, maintenance or enhancements was not material as of December 31, 2011.

The Company does, from time to time, enter into construction contracts in respect to properties under active development. As of December 31, 2011, only one development property was under active development. The development was substantially completed in May 2012 and the contractual obligation in respect of the development at December 31, 2011 was not material. Generally, the contractual obligations in respect of developments in the planning phase are not significant. Similarly, the amount of contractual obligations in respect of repairs, maintenance and enhancements to properties are generally not significant given the short-term nature of the projects.

In future periodic reports, to the extent material, the Company will disclose contractual obligations to purchase, construct or develop investment property or for repairs, maintenance or enhancements.

32.	We note you obtain valuations of selected operating properties and development properties prepared by qualified external valuation professionals and consider the results of such valuations in arriving at your own conclusions on value. Please clarify whether the external valuations received have been adjusted significantly and disclose the adjustments, if any, as well as the reasons for the adjustments. Reference is made to paragraph 77 of IAS 40.

Response.

In accordance with its policy as disclosed in Note 5 to the carve-out financial statements, the Company measures its operating properties and development properties using valuations prepared by management. From time to time, the Company obtains valuations prepared by qualified external valuation professionals. While the Company considers the results of such valuations, they do not form the basis for the Company’s valuation. The Company advises that the external valuations are generally prepared on behalf of lenders in connection with financing transactions or pursuant to contracts with co-investors in certain properties, rather than for financial reporting purposes, and such valuations are not necessarily prepared as of the balance sheet date.

In future period reports, the Company will clarify its disclosure to indicate principal purpose of the valuation it obtains from qualified external valuations is not for financial reporting purposes and to state that the Company’s reported valuations consider but are not based on those valuations.

Note 18 – Revenue and Property Net Operating Income, pages F-29 – F-30

33.	Please revise to clarify what types of expenses are included in direct operating expenses versus general and administrative expenses.

Response.

As disclosed in Note 18(b) to the carve-out financial statements, direct operating costs include all expenses attributable to the commercial property operations except interest expense, depreciation and amortization, income taxes and fair value gains (losses). Direct operating costs includes costs such as property maintenance, utilities, insurance, realty taxes and property administration costs. General and administrative expenses represent costs incurred by the Company’s operating subsidiaries that do not relate directly to operations of a commercial property, such as salaries and benefits of corporate management and professional fees.

In future periodic reports the Company will revise the disclosure to clarify that direct operating costs includes costs such as property maintenance, utilities, insurance, realty taxes and property administration costs.

Schedule III, Supplemental Schedule of Investment Property Information, page F-42

34.	We note that your schedule varies from the form detailed in Rule 12-28 of Regulation S-X in light of the fact that you account for your operating properties at fair value. Please further tell us what consideration you gave to including a column to disclose weighted average year of construction.

Response.

The Company advises the Staff that the schedule varies from the form detailed in Rule 12-28 of Regulation S-X in light of the fact that the Company accounts for its operating properties at fair value under IAS 40. The Company did not include a column disclosing the weighted average year of construction on the basis that its portfolio of operating properties was accumulated principally through various corporate transactions and property acquisitions as described under “Development of our Business” on page 42 and that the chronological age of the properties is principally relevant to the analysis of properties measured on an amortized cost basis rather than a fair value basis, which inherently reflects the cash flows to be generated from the assets and the cash outflows to sustain and/or increase productive capacity.

Unaudited Pro-Forma Financial Statements

Note 1 – Nature and Description of the Limited Partnership, page PF-6

35.	Please specifically disclose your accounting treatment for each element of the spin-off and reorganization and your basis for the treatment. Separately address the issuance of the redeemable preferred shares of one of the Holding Entities, the issuance of the redeemable-exchangeable units of the property partnership, and the issuance of the preferred shares by each of the Holding Entities. Tell us the purpose of each issuance, how you determined the amounts, and why each issuance was recorded against equity. Tell us what consideration you gave to any compensation components.

Response.

The Company has revised the disclosure with respect to certain details of the spin-off and reorganization transactions, including the details of the instruments to be issued by the Holding Entities. Amendment No. 1 reflects the revised details of the spin-off on page 37. The Company has revised the disclosure in the unaudited pro forma financial statements to address the accounting treatment for material elements of the spin-off, including the purpose and accounting treatment for each of the equity and other interests issued as part of the spin-off and reorganization.

The Company advises the Staff that the equity and other interests issued in connection with the spin-off and reorganization do not include any material compensation components.

36.	We note your sole direct investment will be a 10% limited partner interest in the property partnership. We also note that you will control the strategic, financial and operating policy decisions of the property partnership pursuant to a voting agreement to be entered into between you and Brookfield. It appears your basis for consolidation under IAS 27 comes from obtaining control pursuant to the voting agreement. Please confirm and revise your disclosures to discuss your consolidation policy for the property partnership. Also, disclose the material terms of the agreement and explain how you determined that the agreement creates control by your company.

Response.

The Company has revised the disclosure on page 38 to reflect certain changes to ownership interests.

The Company confirms that, as disclosed in Note 1 to the unaudited pro forma financial statements, the Company will control the strategic, financial and operating policy decisions of the Property Partnership pursuant to a voting agreement. This conclusion is not impacted by the revisions to the ownership interests referred to above. Under the voting agreement, Brookfield will agree that it will vote or otherwise exercise rights with respect to its general partnership interest in the Property Partnership, in favor of the election of directors designated by the Company. The combination of the voting rights afforded to the Company through the voting agreement and the economic rights held by it through its economic interest in the Property Partnership provide the Company with the power to govern the strategic, financial and operating policy decisions of the Property Partnership so as to obtain benefits from its activities. Therefore, both conditions set forth in the definition of control contained within IAS 27, Consolidated and Separate Financial Statements are met. In arriving at this conclusion, the Company considered the following specific factors:

•	the voting agreement provides the Company with control over the Property Partnership (through the Company’s ability to elect a majority of the Property Partnership’s directors);

•	the voting agreement is not temporary in nature and has no expiration date;

•	the voting agreement cannot be terminated without the approval of the Company and cannot, therefore, be terminated at Brookfield’s discretion;

•	“kick-out rights” cannot be exercised without the express consent of the Company; and

•	the Company’s ownership interest in the Property Partnership is considered to be substantive, and to provide the Company with economic benefits commensurate with those associated with equity holdings.

The Company has revised its disclosure in Note 1 of the unaudited pro forma financial statements to disclose material terms of the voting agreement and the consolidation policy applied in consolidating the Property Partnership.

37.	Please clarify whether this voting agreement will be entered into in conjunction with the spin-off transaction. If not, please clarify how you determined that the control derived from this voting agreement is factually supportable. Reference is made to Article 11 of Regulation S-X.

Response.

The Company entered into a Master Purchase Agreement on April 11, 2012 to evidence the parties intent to complete the spin-off transaction described on page 37. In accordance with the terms of the Master Purchase Agreement, the Company and Brookfield will enter into voting agreements on terms described in the Registration Statement in conjunction with the spin-off transaction.

Note 4 – Pro-Forma Adjustments

38.	Please clarify why the non-controlling interests have not been adjusted for the 90% economic interest in the Property Partnership that will be owned by Brookfield Asset Management.

Response.

The Company advises the Staff that the 90% economic interest in the Property Partnership that will be owned by Brookfield will be held in the form of Redemption-Exchange Units, the terms of which are described in Note 4(d) of the unaudited pro forma financial statements. While Brookfield has the right to redeem its Redemption-Exchange Units for cash, this right is subject to the Company’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redemption-Exchange Unit presented to the Property Partnership for redemption in exchange for one of the Company’s units.

The Company has determined, making reference to paragraph 16 of IAS 32, that the Redemption-Exchange Units are equity of the Company as they do not entail a contractual obligation on the Company’s part to deliver cash and can be settled by the Company, at its sole discretion, by issuing a fixed number of its own equity instruments. Accordingly, the Company has not reflected the Redemption-Exchange Units in Non-controlling interests in the unaudited pro forma financial statements.

39.	Please revise to disclose an estimate for the integration costs that may be incurred upon consummation of the acquisition and other transactions.

Response.

The Company advises the Staff that the principal operating entities comprising the Business generally maintain their own independent management and infrastructure which are expected to be retained following the acquisition and other transactions. On this basis, the Company does not expect significant integration costs, if any, to result and, accordingly, has not recognized such costs in the pro forma financial statements.

The pro forma financial statements have been revised to clarify that integration costs are not expected to be significant.

(a) Acquisition of interests in certain Australian investments through participating loan interests, page PF-7

40.	We note that the Holding Entities will hold economic interests in certain properties in Australia in the form of participating loan agreements with Brookfield. Please clarify whether these participating loan agreements will be entered into in conjunction with the spin-off transaction. If not, please clarify how this adjustment is factually supportable. In addition, please clarify the purpose for entering into these participating loan agreements and why certain agreements will be structured to provide control, while others will not.

Response.

The participating loan agreements will be entered into by the Holding Entities in conjunction with the spin-off transaction.

The participating loan agreements will be entered into as a means to transfer the economic interests associated with the properties to Holding Entities controlled by the Company while preserving existing financing arrangements associated with those properties.

The participating loan agreements are convertible by the Holding Entities at any time into a direct ownership interest in either the underlying properties in Australia or the Australian subsidiaries that hold the underlying properties, depending on the nature of Brookfield’s ownership interest in the property. Where the Holding Entities have the option to obtain equity in the Australian property subsidiary that holds an underlying property, the Company has determined that the Holding Entities have control over that Australian property subsidiary, giving consideration to the guidance in paragraph 14 of IAS 27 relating to potential voting rights, and consolidates that subsidiary. Where the Holding Entities have the option to obtain a direct ownership interest in the underlying property (rather than a property subsidiary), the Company has determined the participating loan agreement does not provide it with control as it does not provide potential voting rights over an entity. These participating loan agreements have been accounted for as financial instruments in the pro forma financial statements.

41.	We note that included in the participating loan notes will be an embedded derivative representing the Holding Entities’ right to participate in the changes in the value of the referenced properties. Please clarify your accounting for this embedded derivative within IFRS and what adjustments have been made to the pro-forma financial statements to reflect this embedded derivative.

Response.

The Company advises the Staff that the participating loan agreements that do not provide the Holding Entities with control and, as a result, are accounted for as financial instruments, include an embedded derivative representing the Holding Entities’ right to participate in the changes in value of the reference properties. The embedded derivative is accounted for at fair value under IFRS with changes in fair value reflected in earnings in the period in which they occur. The fair value of the embedded derivative is presented in participating loan notes within the unaudited pro forma balance sheet. As at December 31, 2011, the fair value of the embedded derivative within the participating loan agreements already in place was $49 million. The fair value of the embedded derivatives within the new participating loan agreements to be entered into in conjunction with the spin-off is nil as at the balance sheet date. As the embedded derivative represents the cumulative changes in value of the referenced properties and the properties are measured at fair value in the carve-out financial statements, there is no adjustment to net income as a result of measuring the embedded derivative at fair value in the unaudited pro forma financial statements.

(c) Issuance of Preferred Shares, page PF-8

42.	We note you have adjusted net income attributable to non-controlling interests for the dividends on the preferred shares issued by the Holding Entities of $1 million. Please clarify how this amount was determined.

Response.

As disclosed in Note 4 (c) to the unaudited pro forma financial statements, the Holding Entities will issue a total of $15 million of preferred shares that are entitled to receive a preferential dividend of 5%. The adjustment to net income attributable to non-controlling interests of $1 million represents the product of applying the 5% dividend rate to the preferred shares redemption value of $15 million, rounded to the nearest million. The preferred shares issued by the Holding Entities represent non-controlling interest in the Company and, accordingly, the dividends payable in respect of those preferred shares represent an allocation of net income to non-controlling interests.

(f) Management Fees, page PF-9

43.	Please tell us your basis for assuming the excess amount to be zero for purposes of this adjustment and disclosure. Also, provide us with an example of the potential management fee payable based on a preliminary initial reference value and the pro-forma capitalization value at December 31, 2011 as an ending reference point.

Response.

The Company advises the Staff that the initial reference value determined at the closing of the spin-off will be equivalent to the total capitalization at that time and, accordingly, the excess will initially be zero. Assuming an initial reference value of $10 billion and the total capitalization at the end of the future quarter of $10.5 billion, the management fee payable for that quarter would be approximately $13.4 million comprised of the base quarterly management fee of $12.5 million plus the equity enhancement distribution of $0.9 million representing 0.3125% of the excess of $10.5 billion over $10 billion.

Item 10.F. Distribution Reinvestment Plan, page 167

44.	After mentioning that Brookfield has advised your company it may from time to time reinvest distributions it receives from you or the Property Partnership pursuant to the distribution reinvestment plans of your company and the Property Partnership, you observe that the units of the Property Partnership to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of your company. Please explain exactly how the units of the Property Partnership to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism.

Response.

The Company has revised the disclosure on page 188 to explain how the units of the Property Partnership to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism.

Item 19. Exhibits, page 171

45.	We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible.

Response.

The Company advises the Staff that it will submit all exhibits as promptly as possible and that it will file all remaining exhibits with a pre-effective amendment to the Registration Statement in order to allow the Staff sufficient time to review those documents.

46.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response.

The Company advises the Staff that any “form of” agreements that will be filed as exhibits to the Registration Statement will be substantially similar to the final executed agreements. In addition, the Company advises the Staff that the Company is filing the

“form of” certain of the Company’s material agreements because such agreements will not be executed until after the effectiveness of the Registration Statement when the spin-off is completed.

* * *

The Company, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

(Enclosure)

cc:	Wilson Lee

Jessica Barberich

Jennifer Gowetski

(Securities and Exchange Commission)

Steven Douglas

(Brookfield Property Partners L.P.)